November 17, 2014
Creating the Most Dynamic Company in “Growth Pharma”
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Actavis plc
Subject Company: Allergan, Inc.
Commission File Number: 001-10269
Date: November 17, 2014

Actavis Cautionary Statement Regarding Forward-Looking
Statements

Statements contained in this communication that refer to Actavis’  estimated or anticipated future results, including estimated synergies, or other non-
historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as  anticipate, believe, plan, could, should, estimate, expect, forecast, outlook, guidance, intend, may, might, will, possible, potential, predict, project, or other similar words, phrases or expressions. Such forward-
looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results,
Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that
Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition;
subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis  Annual Report on
Form 10-K for the year ended December 31, 2013, Current Report on Form 8-K filed on May 20, 2014, in Warner Chilcott Limited’s Registration Statement
on Form S-4 effective as of October 16, 2014, and from time to time in Actavis' other investor communications.  Except as expressly required by law,
Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and
Allergan, Actavis will file with the Securities and Exchange Commission (the SEC ) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE
URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED
WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on
Actavis internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the
documents filed with the SEC by Allergan will be available free of charge on Allergan s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.
Participants in the Merger Solicitation
Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its
Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’
Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

An Exceptional Transaction
• Creates a New Top 10 Global Growth Pharmaceutical
Company
- $23B of pro forma revenue in 2015
• $66B cash and stock deal at $219 per share
- $129.22 in cash plus 0.3683 Actavis shares for each share of Allergan common stock (59% cash)
• Unanimously approved by both Boards; strongly supported
by both management teams
• Industry-leading combined management team led by Brent
Saunders, CEO and President and Paul Bisaro, Executive
Chairman

Establishing A New Industry Dynamic
Big BioPharma
Spec Pharma
Generics
Source: FactSet  and equity research as of 11/14/14

Enterprise Value ($bn)
Note: New Actavis enterprise value based on current Actavis plus Allergan at transaction value of $66bn

Growth BioPharma
Establishing
Growth Pharma:
2015 – 2018 Revenue CAGR
Source: FactSet and equity research as of 11/14/14
9
21x
11
19x
23
32x
16
18x
6
22x
16
15x
23
18x
52
10x
21
17x
56
16x
44
14x
21
21x
10
13x
39
15x
17
13x
41
17x
15
30x
48
14x
25
2015 Rev ($bn)
2015E P/E
29 20
17x
11x
10%
6
10% branded
business CAGR
Driven By Commitment to R&D
Big BioPharma
Spec Pharma
Generics

Sustainable, Double-Digit Growth Expected
• Organic Rx/Gx revenue growth at a CAGR of at least 10%
for foreseeable future
• Double-digit accretion in first 12 months
• 2016 Free Cash Flow $8+ Billion and accelerating
• Substantial Synergies and Savings of more than $1.8 Billion without sacrificing future growth
– Majority realized in first 12 months
– Includes ~$450 Million financial synergies
– Excludes revenue and manufacturing synergies
– Excludes Allergan’s Project Endurance
• Commitment to ~$1.7 Billion of R&D investment

Highly Diversified Combined Product Revenues 8 2014 pro forma

$15 Billion Global Brand Portfolio
6 Blockbuster Franchises & Strong Anti-Infectives/Established Brands Franchises
Women’s Health
& Urology
Ophthalmology CNS
Cardiovascular &
Respiratory
GI &
Cystic Fibrosis
Dermatology &
Aesthetics
~$3 Billion+ ~$3 Billion+
~$3 Billion+
$1 Billion+
$1 Billion+ $1 Billion+
Anti-infectives &
Est. Brands

Unparalleled Commercial Reach
• Presence in 100 Countries
with Greater Market and
Product Reach
– A leader in growing
markets including Europe,
Southeast Asia, China, India
and Latin America
• World-class commercial sales and marketing organization
competing across multiple market segments
– Brands, generics, branded-generics, OTC

•
BOTOX CFL Asia
•
BOTOX Forehead Lines
•
BOTOX Spasticity Adult LL, Adult UL, Ped LL,
Ped UL
•
RESTASIS
®
EU
•
Bimatoprost SR
•
DARPin
®
AMD
•
“SEMPRANA
®
” Headache
•
LATISSE
®
Brow
•
Oxymetazoline Rosacea
•
ACZONE®
X
•
SER-120
•
OZURDEX
®
RVO China
•
LASTACAFT
®
Japan
•
Bystolic + valsartan
•
Namenda + donepezil
•
Lilleta
•
CAZ-AVI
•
Viibryd Low- Dose
•
Eluxadoline
•
Cariprazine
•
Esmya
•
Sarecylcline
Industry-leading Generics Pipeline
•
60+ First to Files, 228 pending ANDAs
•
1,200+ Pending MAAs Internationally
Actavis Brands
Allergan
~$1.7 Billion Commitment to R&D
Strong Late Stage Pipeline

Actavis Generics

Allergan Overview 12

• Multi-specialty health care company
• Focused on developing and
commercializing pharmaceuticals,
biologics, medical devices and over-
the-counter products
• Presence in ~100 countries
• Key therapeutic areas include:
ophthalmic, neurological, aesthetics,
medical dermatology/plastic surgery,
urology
• ~11,500 employees
Allergan: Company Overview
Sales by geography- 2013
Sales by product- 2013

Long-Term Focus and Investment
Allergan Has Built Global Leading Brands
2014 Full Year
Allergan Guidance
Q2 2014 Allergan
$ Market Share
1
Allergan Brands
Eye Care Neuromodulators
Dermal Facial
Fillers
Breast Aesthetics
~$3.3B
23%
2
Q2 2014 Allergan
Market Position
1
#2
~$2.2B
76%
#1
~$0.7B
48%
#1
~$0.4B
41%
#1
1 Mixture of public information (earnings releases, earnings calls, 10K’s, 10Q’s), AGN internal data, syndicated marketing research reports, analyst reports, GuidePoint Global.
2 Excluding Retina

Allergan Operates in Large, Growing Therapeutic
Categories Built & Developed by Strategic Investment

WW Ophthalmic
Therapeutic Category($B)
WW Neuromodulator
Therapeutic Category ($B)
WW Aesthetics
Therapeutic Category ($B)

In the Next Five Years, Allergan Expects Multiple Major
Product Growth Drivers
• BOTOX
®
Therapeutic
• BOTOX
®
Cosmetic
• RESTASIS
®
• JUVÉDERM
®
/ VYCROSS
®
Franchise
• OPTIVE
®
• OZURDEX
®
• Bimatoprost Sustained Release (Glaucoma)*
• SEMPRANA
®*
• DARPin
®
AMD
*
(Approval expected at the end of the planning period)
Limited regulatory approval risk during 5 year planning period
* Indications/compounds under investigation

Summary 17

Financing Strategy and Expected Capital Structure at Close
• Bridge financing provided by J.P. Morgan, Mizuho and Wells Fargo to support the total transaction value
• Permanent financing expected to consist of a combination of cash on hand, new debt, and new equity and equity-linked securities
– ~$27.5bn of new debt issued (~$45bn total debt at closing)
– ~$28bn of new equity issued to Allergan shareholders
– ~$9bn of new equity and mandatory convertible preferred to be issued to the market (100% equity credit)
– ~420mm fully diluted shares for the 12 month period post-closing
– ~15% effective tax rate post-closing
– Upsized existing revolver to $1bn (undrawn at closing)
• Strong cash flow generation to be applied to de-levering the balance sheet
– <3.5x leverage expected 12 months post-closing
• Expect to maintain investment grade ratings from all rating agencies

The Combination… Exceptional Names, Exceptional
Management
• Will capitalize on Allergan global brand and consumer awareness
• Brent Saunders, CEO and President
• Paul Bisaro, Executive Chairman
• Combined management team will reflect strong talent from both companies
• Allergan will be invited to have two members join Actavis Board of
Directors

Combined Proven Track Record of Integration Success 20 Rejuvenate Timing Synergies/Costs Faster Overachieved Faster Overachieved Faster Overachieved Faster Overachieved Faster Overachieved

Next Steps
• Successful completion of transaction requires:
–
Approval by shareholders of both companies
–
Regulatory reviews and approvals including Hart-Scott-
Rodino review
–
Anticipated close in Q2 2015
• Management teams from both companies to immediately
begin pre-integration planning to maximize potential at close
• Both companies will continue to execute on delivering strong business results

The Most Dynamic Company in “Growth Pharma”
An Exceptional Company by the Numbers
Double-
Digit %
Accretion
10+%
Revenue
Growth
Target
>30,000
Employees
$8B
Free Cash
Flow in 2016
~$23B
Global
Revenue
~$1.7B
R&D Spend
~$147B
Enterprise
Value
22
2017
Aspiration
$25 EPS